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                    [MULDOON MURPHY & AGUGGIA LLP LETTERHEAD]




                                February 26, 2007


VIA EDGAR
---------

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
100 F. St., NE
Washington, DC 20549

         Re:      BV FINANCIAL, INC.
                  FORM 10-KSB FOR FISCAL YEAR ENDED JUNE 30, 2006
                  FILED SEPTEMBER 28, 2006
                  FILE NO. 000-51014
                  ------------------

Dear Mr. Cline:

         On behalf of our client, BV Financial, Inc. (the "Company"), we are responding to comments received from your office by letter dated January 30, 2007 with respect to the above referenced Form 10-KSB. To aid in your review, we have repeated the Staff's comment followed by the Company's response and indicated where the document has been revised in response to such comment.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES
---------------------------------------

EARNINGS PER SHARE, PAGE F-10
-----------------------------

COMMENT NO. 1

         YOU DISCLOSE THAT YOU HAVE NOT PRESENTED EARNINGS PER SHARE FOR THE YEAR ENDED JUNE 30, 2005 BECAUSE SUCH INFORMATION WOULD NOT BE MEANINGFUL. PARAGRAPH 9 OF SFAS 128 PROVIDES GUIDANCE FOR REORGANIZATION SITUATIONS AND STATES THAT EPS COMPUTATIONS SHALL BE BASED ON AN ANALYSIS OF THE PARTICULAR TRANSACTION AND THE PROVISIONS OF THE STANDARD. BASED ON YOUR SPECIFIC FACTS AND CIRCUMSTANCES, IT APPEARS THAT YOUR REORGANIZATION REPRESENTS BOTH THE ISSUANCE OF NEW SHARES TO THE PUBLIC AND A CHANGE IN CAPITAL STRUCTURE SIMILAR TO THAT OF A STOCK DIVIDEND. PARAGRAPH 54 OF SFAS 128 PROVIDES THAT COMPUTATIONS OF BASIC AND DILUTED EPS SHALL BE ADJUSTED RETROACTIVELY FOR ALL PERIODS PRESENTED TO REFLECT CHANGES IN CAPITAL STRUCTURE. PLEASE REVISE YOUR CALCULATIONS OF EPS TO COMPUTE THE WEIGHTED-AVERAGE SHARES OUTSTANDING AS FOLLOWS:

         o INCLUDE THE 1,190,250 SHARE ISSUED TO THE PUBLIC IN YOUR WEIGHTED-AVERAGE CALCULATION ONLY FROM THE DATES SUCH SHARES WERE ISSUED; AND

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Mr. Paul Cline
February 26, 2007
Page 2


         o INCLUDE THE 1,454,750 SHARES ISSUED TO YOUR MUTUAL HOLDING COMPANY PARENT IN YOUR WEIGHTED-AVERAGE CALCULATION AS IF OUTSTANDING FOR ALL PERIODS PRESENTED.

RESPONSE TO COMMENT NO. 1

         The requested change has been made to pages F-2 and F-10 on the Form 10-KSB/A for the year ended June 30, 2006, a copy of which is being filed via Edgar with the Securities and Exchange Commission today.

                                    * * * * *

         Please also be advised that the Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *

        If you have any questions about our responses or require any additional information, please do not hesitate to contact me at (202) 686-4930.

                                Very truly yours,

                                MULDOON MURPHY & AGUGGIA LLP

                                /s/ Scott A. Brown

                                Scott A. Brown

cc: Rebekah Blakeley Moore, Securities and Exchange Commission Edmund T. Leonard, BV Financial, Inc.
         Paul M. Aguggia, Esq., Muldoon Murphy & Aguggia LLP
         Jason S. McCaffrey, Esq., Muldoon Murphy & Aguggia LLP